Exhibit 99.1

 Brookfield Renewable Partners

PRESS RELEASE

BROOKFIELD RENEWABLE REPORTS FIRST QUARTER RESULTS

All amounts in US dollars unless otherwise indicated

BROOKFIELD, News, May 3, 2017 – Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP) (“Brookfield Renewable”) today reported financial results for the three months ended March 31, 2017.

“Our results for the quarter reflect strong generation, an ongoing focus on operations, and recent acquisitions,” said Sachin Shah, CEO of Brookfield Renewable. “We continue to make significant progress on our growth strategy and remain well positioned to meet our objectives for capital deployment and long-term cash flow growth on a per-unit basis.”

Financial Results

For the periods ended March 31
US$ millions (except per unit or otherwise noted)
Unaudited	2017	2016
Generation (GWh)
- Total	10,484	9,029
- Brookfield Renewable's share	6,161	5,896
Net income	$27	$79
Per LP Unit(1)	$0.05	$0.16
Funds From Operations (FFO)(2)	$166	$187
Per LP Unit(1)(2)	$0.55	$0.68
Normalized FFO(2)(3)	$136	$113
Per LP Unit(1)(2)(3)	$0.45	$0.41
(1)	For the three months ended March 31, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 299.2 million (2016: 275.5 million).
(2)	Non-IFRS measure. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(3)	Normalized FFO assumes long-term average generation in North America and uses 2016 average foreign currency rates for the respective periods.
Operating Results

Adjusted EBITDA for the three months ended March 31, 2017 was $453 million compared to $455 million for the same period in 2016.

Funds From Operations was $166 million ($0.55 per LP unit) for the three months ended March 31, 2017, compared with $187 million ($0.68 per LP unit) for the same period in 2016. In the prior year, we benefitted from $22 million in hedging gains resulting from our ongoing foreign currency hedging program.

Net income for the three months ended March 31, 2017 was $27 million ($0.05 per LP unit)

Performance was driven by generation which was in line with averages for our fleet. Strong inflows in North America were complemented by improved conditions in Colombia and Brazil. Our wind portfolios in Canada, Europe and Brazil all delivered strong output in the quarter.

In North America, hydroelectric generation was above the long-term average and was supported by strong inflows in Canada and the U.S. northeast. Our operating teams are actively managing our reservoirs to optimize generation and prepare for the spring season which brings increased inflows. We successfully cleared all of our eligible capacity into the recent capacity auction in New England at a price of $5.30/kW-month and continue to sell energy, capacity and related products at a premium to current market prices and in excess of our underwritten values.

Our European operations continue to meet expectations and deliver an attractive mix of new growth, project development and capital recycling opportunities. During the quarter, we completed the implementation of a new wind monitoring system which is enabling us to better manage our assets to capture incremental energy and reduce downtime. We also continue to build on recent contracting successes and are advancing discussions with a number of large multinationals to supply them with clean energy from our wind assets. In early March, we completed the sale of two wind farms in Ireland with a combined 137 MW of operating wind capacity. The transaction crystallized a 35% compounded annual return since acquisition for BEP shareholders, and generated net proceeds of approximately $60 million.

In Brazil, generation in the quarter was in line with the prior year. We continue to benefit from our high-quality assets and deep, local operating expertise. The country continues to emerge from recession and its economic outlook has brightened with the expectation of a return to growth in 2017. Power prices in the country remained volatile, reaching R$200/MWh in the quarter which allowed us to capture premium pricing through our marketing capabilities.

In Colombia, we experienced inflows largely in line with long-term average, representing a significant improvement over the prior year. During the quarter, we completed the final privatization step for our 3,000 megawatt Isagen portfolio and its shares were delisted from the Colombian stock exchange at quarter end. We continue to progress our business plan of improving operating efficiencies and advancing 100 megawatts of development to the next stage.

Growth and Development

During the quarter, we announced that together with our institutional partners, we reached agreements to acquire 100% of the outstanding shares of Terraform Global and a controlling 51% interest in TerraForm Power. Our share of the total equity investment is approximately $500 million, which we expect to be funded through existing liquidity. This would provide Brookfield Renewable with an ownership interest of approximately 30% in TerraForm Global and 15% in TerraForm Power on a pro-forma basis.

In aggregate, the TerraForm companies own approximately 3,600 megawatts of high-quality, predominantly contracted renewable assets with a majority of their cash flows in the United States. With assets also in Brazil, India and China, the transactions will provide geographical diversification, mark our first meaningful investment into solar and provide a platform for future growth in the sector.

We also continue to deliver organic growth with 15-20% returns on equity by developing and commercializing renewable power projects across our portfolio. In Brazil, we commissioned a 25 megawatt hydro facility during the quarter which, together with construction assets to be completed over the next two years, will contribute approximately $20 million in incremental FFO on an annualized basis. Additional projects in 2019 and 2020 are expected to add another $25-30 million to FFO once completed. Our development and construction efforts are advancing on scope, schedule and budget. In Europe, we substantially completed a 15 megawatt wind farm and are advancing construction of three wind projects totaling 66 megawatts in Ireland and Scotland. In Brazil, we are advancing the construction of another 47 megawatts of fully contracted hydro. As we build out and commercialize greenfield development assets, we are also replenishing our organic growth pipeline and recently agreed to acquire a 16 megawatt construction-ready wind project, with an option to purchase another project totaling 23 megawatts.

Liquidity

Our liquidity position at quarter-end remained strong at approximately $1.6 billion, and our financial position continues to strengthen with strong operating cash flows, low-cost financing and capital recycling initiatives. We completed a C$250 million offering of preferred units in the quarter and are working on a number of refinancings with the potential to surface an incremental $100 million of net proceeds.

Distribution Increase and Declaration

The next quarterly distribution in the amount of $0.4675 per LP Unit, is payable on June 30, 2017 to unitholders of record as at the close of business on May 31, 2017. Brookfield Renewable targets a sustainable distribution with increases targeted on average at 5% to 9% annually.

The regular quarterly dividends on Brookfield Renewable’s preferred shares and preferred LP units have also been declared.

Distribution Currency Option

The quarterly distributions payable on the Partnership’s LP Units are declared in U.S. dollars. Unitholders resident in the United States will receive payment in U.S. dollars and unitholders resident in Canada will receive the Canadian dollar equivalent unless they request otherwise. The Canadian dollar equivalent of the quarterly distribution will be based on the Bank of Canada daily average exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day.

Registered unitholders resident in Canada who wish to receive a U.S. dollar distribution and registered unitholders resident in the United States wishing to receive the Canadian dollar distribution equivalent should contact Brookfield Renewable’s transfer agent, Computershare Trust Company of Canada, in writing at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 or by phone at 1-800-564-6253. Beneficial unitholders (i.e., those holding their units in street name with their brokerage) should contact the broker with whom their units are held.

Distribution Reinvestment Plan

Brookfield Renewable maintains a Distribution Reinvestment Plan (“DRIP”) which allows holders of its LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. Information on the DRIP, including details on how to enroll, is available on our website at https://bep.brookfield.com/stock-and-distribution/distributions/drip.

Additional information on Brookfield Renewable’s distributions and preferred share dividends can be found on our website at https://bep.brookfield.com.

Brookfield Renewable Partners

Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric and wind facilities in North America, Latin America and Europe and totals more than 10,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with $250 billion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports have been filed on SEDAR and can also be found in the shareholders section of our website at https://bep.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:
Zev Korman
Senior Vice President, Investor Relations
Tel: (416) 359-1955
Email: zev.korman@brookfieldrenewable.com

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Renewable’s 2017 First Quarter Results as well as the Letter to Shareholders and Supplemental Information on Brookfield Renewable’s website at https://bep.brookfield.com.

The conference call can be accessed via webcast on May 3, 2017 at 9:00 a.m. Eastern Time at https://bep.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 8:50 a.m. Eastern Time. A recording of the teleconference can be accessed through June 3, 2017 at 1-604-638-9010 (Password 1275#).

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “should”, “could”, “potential”, “tend to”, “target” “future”, “growth”, “expect”, “believe”, “goal”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s business and our expectations regarding our future cash flows, distribution growth and payout ratio. They also include statements regarding our liquidity, the availability of acquisition opportunities, and the timing, completion and sector allocation of acquisitions, dispositions and development projects. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include economic conditions in the jurisdictions in which we operate; our ability to sell products and services under contract or into merchant energy markets; weather conditions and other factors which may impact generation levels at our facilities; changes to government regulations, including incentives for renewable energy; our ability to grow within our current markets or expand into new markets; our ability to complete development and capital projects on time and on budget; our inability to finance our operations or fund future acquisitions due to the status of the capital markets; the ability to effectively source, complete and integrate new acquisitions and to realize the benefits of such acquisitions; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which we operate, including relating to the regulation of our assets, licensing and litigation; risks relating to our internal control environment; our lack of control over all of our operations; contract counterparties not fulfilling their obligations; and other risks associated with the construction, development and operation of power generating facilities.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations and Normalized Funds From Operations per LP Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, Funds From Operations per LP Unit, Normalized Funds From Operations and Normalized Funds From Operations per LP Unit used by other entities. We believe that these are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, Funds From Operations, Adjusted Funds from Operations, Adjusted Funds From Operations per LP Unit, Normalized Funds From Operations nor Normalized Funds From Operations per LP Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.
References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
UNAUDITED	Mar 31	Dec 31
(MILLIONS)	2017	2016
Assets
Current assets
Cash and cash equivalents	$336	$223
Restricted cash	161	121
Trade receivables and other current assets	435	454
Financial instrument assets	39	55
Due from related parties	59	54
	1,030	907
Financial instrument assets	166	145
Equity-accounted investments	205	206
Property, plant and equipment, at fair value	25,152	25,257
Goodwill	934	896
Deferred income tax assets	150	150
Other long-term assets	191	176
	$27,828	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$510	$467
Financial instrument liabilities	120	156
Due to related parties	87	76
Current portion of long-term debt	1,016	1,034
	1,733	1,733
Financial instrument liabilities	68	72
Long-term debt and credit facilities	9,003	9,148
Deferred income tax liabilities	3,845	3,802
Other long-term liabilities	306	310
	14,955	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	5,627	5,589
General partnership interest in a holding subsidiary
held by Brookfield	55	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,666	2,680
Preferred equity	581	576
Preferred limited partners' equity	511	324
Limited partners' equity	3,433	3,448
	12,873	12,672
	$27,828	$27,737

CONSOLIDATED STATEMENTS OF INCOME

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenues	$677	$674
Other income	8	22
Direct operating costs	(233)	(243)
Management service costs	(16)	(15)
Interest expense – borrowings	(163)	(127)
Share of (loss) earnings from equity-accounted investments	(3)	1
Unrealized financial instruments loss	(20)	-
Depreciation	(200)	(179)
Other	(2)	(12)
Income tax expense
Current	(16)	(7)
Deferred	(5)	(35)
	(21)	(42)
Net income	$27	$79
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	$(1)	$27
General partnership interest in a holding
subsidiary held by Brookfield	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	7	20
Preferred equity	6	6
Preferred limited partners' equity	6	3
Limited partners' equity	9	23
	$27	$79
Basic and diluted earnings per LP Unit	$0.05	$0.16

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED
FOR THE THREE MONTHS ENDED MARCH 31
(MILLIONS)	2017	2016
Operating activities
Net income	$27	$79
Adjustments for the following non-cash items:
Depreciation	200	179
Unrealized financial instrument loss	20	-
Share of loss (earnings) from equity accounted investments	3	(1)
Deferred income tax expense	5	35
Other non-cash items	1	(16)
Changes in due to or from related parties	(5)	(6)
Net change in working capital balances	49	(45)
	300	225
Financing activities
Long-term debt - borrowings	147	1,278
Long-term debt - repayments	(255)	(108)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	38	1,403
Return of capital to participating non-controlling
interests - in operating subsidiaries	(36)	-
Acquisition of Isagen from non-controlling interests	(5)	-
Issuance of preferred limited partnership units	187	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	(99)	(15)
To preferred shareholders	(6)	(6)
To preferred limited partners' unitholders	(5)	(1)
To unitholders of Brookfield Renewable or BRELP	(144)	(126)
	(178)	2,425
Investing activities
Acquisitions	-	(2,019)
Cash and cash equivalents in acquired entity	-	117
Investment in:
Sustaining capital expenditures	(18)	(13)
Development and construction of renewable power
generating assets	(49)	(45)
Proceeds from disposal of assets	150	-
Investment in securities	(12)	(17)
Restricted cash and other	(85)	(495)
	(14)	(2,472)
Foreign exchange gain on cash	5	19
Cash and cash equivalents
Increase	113	197
Balance, beginning of period	223	63
Balance, end of period	$336	$260
Supplemental cash flow information:
Interest paid	$117	$77
Interest received	$8	$9
Income taxes paid	$16	$16

Review of operations

The table below summarizes actual and long-term generation by segments:

	Generation (GWh)(1)			Variance of Results
	Actual	Actual	LTA	Actual vs.	Actual vs.
For the three months ended March 31	2017	2016	2017	LTA	Prior Year
Hydroelectric
North America
United States	3,422	3,522	3,552	(130)	(100)
Canada	1,500	1,730	1,228	272	(230)
	4,922	5,252	4,780	142	(330)
Colombia(2)	3,426	1,625	3,508	(82)	1,801
Brazil	1,057	1,026	1,139	(82)	31
	9,405	7,903	9,427	(22)	1,502
Wind
North America
United States	173	220	251	(78)	(47)
Canada	311	301	324	(13)	10
	484	521	575	(91)	(37)
Europe	432	471	428	4	(39)
Brazil	139	113	81	58	26
	1,055	1,105	1,084	(29)	(50)
Other	24	21	28	(4)	3
Total(3)	10,484	9,029	10,539	(55)	1,455
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.
(3)	Includes 100% of generation from equity-accounted investments.

The overall hydroelectric portfolio performed in line with long-term average with a strong contribution from North America, particularly at our wholly owned assets in Canada and New York. During the quarter we also experienced near long-term average inflows in Colombia and Brazil. The portfolio generated 9,405 GWh, with the growth in our portfolio contributing 1,697 GWh.
Generation at our wind facilities remained in line with or above long-term average across the portfolio with the exception of North America where lower wind resources led to below long-term average production. Our portfolio generated 1,055 GWh. The growth in our portfolio contributed 11 GWh. Generation, in the same period of the prior year, included 32 GWh relating to the 137 MW wind portfolio in Ireland that was sold in the first quarter of 2017.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Net income	$27	$79
Management service costs	16	15
Share of non-cash loss from equity-accounted investments	4	1
Unrealized financial instruments loss	20	-
Depreciation	200	179
Other	2	12
Income tax expense
Current	16	7
Deferred	5	35
Interest expense - borrowings	163	127
Adjusted EBITDA(1)	$453	$455

Cash flows from operating activities	$300	$225
Net changes in working capital balances	(49)	45
Changes in due to or from related parties	5	6
Other expenses	1	28
Share of cash-earnings from equity-accounted investments	1	2
Distributions to preferred limited partners	(6)	(3)
Cash portion of non-controlling interests	(86)	(116)
Funds From Operations(1)	166	187
Adjusted sustaining capital expenditures(2)	(17)	(16)
Adjusted Funds From Operations(1)	$149	$171

Net income attributable to LP Units, Redeemable/Exchangeable
partnership units, and GP interest	$16	$43
Basic and diluted earnings per LP Units, Redeemable/
Exchangeable partnership units, and GP interest(3)	$0.05	$0.16
	Average FX rates to USD
C$	1.32	1.37
	€0.94	0.91
R$	3.14	3.91
GBP	0.81	0.70
COP	2,921	3,237
(1)	Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
(2)	Based on long-term sustaining capital expenditure plans.
(3)	Weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest outstanding during the period totaled 299.2 million (2016: 275.5 million).

GENERATION AND FINANCIAL REVIEW ON A PROPORTIONATE BASIS BY SEGMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2017

The following table reflects the actual and long-term average generation for the three months ended March 31 on a proportionate basis:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2017	2016	2017	2016	2017	2016
Hydroelectric
North America
United States	2,325	2,429	2,299	2,198	26	231	(104)
Canada	1,487	1,711	1,214	1,217	273	494	(224)
	3,812	4,140	3,513	3,415	299	725	(328)
Colombia(2)	826	255	846	354	(20)	(99)	571
Brazil	871	845	950	981	(79)	(136)	26
	5,509	5,240	5,309	4,750	200	490	269
Wind
North America
United States	87	102	128	128	(41)	(26)	(15)
Canada	311	301	324	324	(13)	(23)	10
	398	403	452	452	(54)	(49)	(5)
Europe	172	186	169	178	3	8	(14)
Brazil	58	47	33	34	25	13	11
	628	636	654	664	(26)	(28)	(8)
Other	24	20	29	55	(5)	(35)	4
Total	6,161	5,896	5,992	5,469	169	427	265
(1)	For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.
(2)	Includes generation from both hydroelectric and Co-gen facilities.

The following table reflects Adjusted EBITDA and Funds From Operations on a proportionate and consolidated basis for the three months ended March 31:

	Brookfield Renewable's Share
	Hydroelectric			Wind			Other (2)	Corporate	Total	Non-
	North			North						controlling
($ MILLIONS)	America	Colombia(1)	Brazil	America	Europe	Brazil				interests	2017
Revenues	255	47	51	39	15	4	5	-	416	261	677
Other income	-	1	3	-	-	-	-	-	4	4	8
Share of cash earnings from
equity-accounted investments	-	-	1	-	-	-	-	-	1	-	1
Direct operating costs	(61)	(24)	(13)	(8)	(4)	(1)	(5)	(6)	(122)	(111)	(233)
Adjusted EBITDA(3)	194	24	42	31	11	3	-	(6)	299	154	453
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	(16)
Interest expense - borrowings	(45)	(12)	(6)	(10)	(4)	(1)	-	(21)	(99)	(64)	(163)
Current income taxes	(1)	(2)	(3)	-	-	-	-	-	(6)	(10)	(16)
Distributions to preferred limited partners	-	-	-	-	-	-	-	(6)	(6)	-	(6)
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	-	-	-	-	-	-	-	-	-	(80)	(80)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	(6)
Funds From Operations(3)	148	10	33	21	7	2	-	(55)	166	-	166
(1)	Includes generation from both hydroelectric and Co-gen facilities.
(2)	Other includes North America Co-gen and Brazil biomass.
(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.